EXHIBIT 16

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                  KPMG LLP                  Telephone  617 988 1000
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March 1, 2005



Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Banknorth Group, Inc. and, under the date of February 25, 2005, we reported on the consolidated financial statements of Banknorth Group, Inc. as of and for the years ended December 31, 2004 and 2003, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004. On March 1, 2005, we declined to stand for reelection. We have read Banknorth Group, Inc.'s statements included under Item 4.01 of its Form 8-K dated March 1, 2005, and we agree with such statements.

Very truly yours,



/s/ KPMG LLP